Item 77H

Obtaining Control of Credit Suisse Institutional Fixed
Income Fund, Inc.:

As of August 31, 2003, Fidelity Management Trust Co TTEE ("Shareholder") owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. As of February 29, 2004, Shareholder owned 2,758,474.108 shares of the Fund, which represented approximately 29.99% of the outstanding shares of the Fund. Shareholder acquired 2,760,288.969 on February 17, 2004 (the "Transaction").
It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.



Ceasing control of Credit Suisse Institutional Fixed Income
 Fund, Inc.:

As of August 31, 2003, Northern Trust Company ("Shareholder") owned 2,967,652.150 shares of the Fund, which represented approximately 29.98% of the outstanding shares of the Fund.
As of February 29, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 2,760,288.969 on February 17, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.